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                              July 20, 2021

       Peter Wall
       Chief Executive Officer
       Argo Blockchain Plc
       Room 4, 1st Floor
       50 Jermyn Street
       London SW1Y 6LX
       England

                                                        Re: Argo Blockchain Plc
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 2,
2021
                                                            CIK: 0001841675

       Dear Mr. Wall:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 2. Please revise your disclosure to include the basis for your
characterization that you are "a leading blockchain technology company..."
                                                        as discussed in your
correspondence.
   2. We note your response to prior comment 3. Please revise to include disclosure regarding your policy for
evaluating digital assets in your portfolio to determine whether they could be considered
securities under applicable precedent and staff guidance.
 Peter Wall
Argo Blockchain Plc
July 20, 2021
Page 2
Summary Historical Consolidated Financial and Other Data
Other Data, page 9

3. Please revise, both here and on page 71, to disclose the most directly comparable IFRS measures for Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per
         Bitcoin or Bitcoin Equivalent Mined, and EBITDA with greater prominence. In this regard, you should present IFRS gross margin, total costs included in gross profit per
         Bitcoin or Bitcoin Equivalent mined, and net income/(loss) before the non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K and Question
102.10 of the Non-
         GAAP C&DI.
4.       The descriptions in footnotes    (3)    and    (4)    do not appear to
relate to the measures by
         which they are listed and there is no description for footnote    (6)
 . Please revise.
Non-IFRS Measures, page 10

5. Please revise to identify Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined as
         a non-IFRS measure and include a discussion of why management believes this measure is useful.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators of Performance and Financial Condition, page 71

6. Please revise to identify Bitcoin and Bitcoin Equivalent Mining Margin as a non-IFRS
         measure and disclose that it should not be considered as an alternative to gross margin determined in accordance with IFRS. In addition, include a cross reference to the other related disclosures in the Summary Historical Consolidated Financial and Other Data
         Non-IFRS Measures.
Cost and Source of Power, page 71

7. We note your response to prior comment 8. Please revise to provide balancing disclosure regarding uncertainties surrounding whether you will be able to enter into agreements to obtain renewable energy at a price equal to or less than other power sources.
Cryptocurrency mining revenue, page 73

8. We note your revised disclosure, which states that in some cases you share revenue earned with the vendor of the machines used to earn such revenue and you recognize such
FirstName LastNamePeter Wall
       revenue net of the revenue share. Please tell us the amount of revenue earned and shared
Comapany     NameArgo
       in these         Blockchain
                 arrangements       Plcperiods presented. Also, to the extent
these terms are part
                              for both
July 20,of2021
           leasing arrangements
                Page 2          with the vendors, tell us how this impacts your
lease accounting.
FirstName LastName
 Peter Wall
FirstName  LastNamePeter Wall
Argo Blockchain Plc
Comapany
July       NameArgo Blockchain Plc
     20, 2021
July 20,
Page  3 2021 Page 3
FirstName LastName
Liquidity and Capital Resources, page 76

9. We note your revised disclosures in response to prior comment 14. It appears from a press release available on your website that in June 2021, you entered into a $20 million loan to fund a portion of the data center build out. Please revise here and in your post balance sheet events footnote to include a discussion of such financing. Also, clarify whether you intend to use any of the proceeds of this offering to repay such debt and if so, revise your Use of Proceeds discussion accordingly.
Mining Equipment and Suppliers, page 82

10.       We note your disclosure that ePIC   s Amnesia ASIC-based mining
machine will be
         "designed for mining a top ten (by market capitalization) cryptocurrency alternative to
         Bitcoin." Please revise to clarify which digital asset they will be designed to mine and provide a discussion regarding that digital asset.
Notes to the Financial Statements
Note 3. Significant Accounting Policies
Revenue Recognition, page F-10

11. Please revise here to disclose how you account for revenue that is shared with both the mining pool operators and machine vendors as noted in your response to prior comment
         19 and revised disclosures on page 72. Similarly, include a discussion of your direct costs and related accounting in your financial statement footnotes.
Note 27. Post Balance Sheet Events, page F-29

12. Your revised disclosure in response to prior comment 25 states that you acquired an equity holding in Pluto Digital Assets PLC for a total investment of 8,362,500, which represents a shareholding of 24.65%. We also note your response, which indicates that you do not exert significant influence over Pluto Digital Assets PLC. Please explain this further and tell us whether the 24.65% shareholding is also representative of your voting power. Further, tell us how you considered the definition of significant influence in paragraphs 3, 5 and 6 of IAS 28, as referenced by paragraph 9 of IAS 24, in determining whether this is a related party transaction. Lastly, to the extent you have significant influence and therefore will account for this investment using the equity method under
         IAS 28, tell us how you considered Rule 3-05(a)(2)(ii) of Regulation S-X in determining whether to provide financial information required under Rule 3-05 and
Article 11 of
         Regulation S-X and Item 4.b of Form F-1.
13. Please include a quantified discussion of the agreement with ePIC ASIC Asia Limited entered into in February 2021 for the purchase of ePIC's Amnesia mining machines consistent with your disclosures on page 82. Refer to IAS 21, paragraph 21(b).
 Peter Wall
FirstName  LastNamePeter Wall
Argo Blockchain Plc
Comapany
July       NameArgo Blockchain Plc
     20, 2021
July 20,
Page  4 2021 Page 4
FirstName LastName
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Martin A. Wellington